COMPANY NEWS July 29, 2021

We raised a $120m Series B, and you can join the round.


Series B
Investors
COATUE
crv
a16z
SAPPHIRE VENTURES

We've raised $120m in new funding at a $1.62b valuation. The round was led by Coatue, with participation from Andreessen Horowitz, CRV, and Sapphire Ventures. Investors including Dylan Field (CEO at Figma), Mathilde Collins (CEO at Front), Akshay Kothari (COO at Notion), Jack Altman (CEO at Lattice), Hunter Walk and Satya Patel (Partners at Homebrew), and Elizabeth Yin (Partner at Hustle Fund) contributed, too.

As we gain momentum, we want the customers who have supported us from the beginning to have a stake in our growth. So we're doing something new: we've set aside a $5m allotment in our Series B to let you into the round.

Here's how it works:

- **Sign up on Wefunder:** You can join the round via Wefunder, a crowdfunding platform. Visit our Wefunder page and set up a profile using the email address associated with your Mercury account.
- **Commit to a check size you're comfortable with:** You can commit to invest as little as $100 USD.
- **Invest:** Once the Wefunder campaign closes, you'll have a chance to confirm your interest and invest with one click.

If you believe in what we're building and want to come along with us, we'd love to have you on our cap table.

Reflecting on our progress

Since launching in 2019, we've grown quickly:

- There are **40,000+** businesses on Mercury (including Lunchclub, Mighty, and Linear)
- We hold **$4b+** in customer deposits
- We work with customers from **200+ countries**
- We have **150 employees in 14 cities** (up from 35 employees this time last year)

Our focus is as singular as ever: we still want to turn banking into something like magic. We'll use this new funding to expand our team and continue building products that help you scale. We want to build something truly great together, for startups, ecommerce, investors, creators, nonprofits, and beyond.

There are some things money can't buy, and real customer love is one of them. So lastly, we want to thank our customers for the conversation, support, smart feedback, funny jokes, and true joy you've given us over the last two years. We have a new homepage that shows off some of the things you've helped us build. And if you want to join our building process directly, you can check out our jobs page, too.

If you have any questions, send a note to hello@mercury.com. We always love to chat.

Thanks,

The Mercury Team

Disclaimer: We are gauging investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.